SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For additional information contact:

Luciana Paulo Ferreira	Bovespa: CSNA3 R$199.50/thousand shares
CSN – Investor Relations	NYSE: SID US$69.30/ADR (1 ADR=1,000 shares)
(11) 3049-7591	Shares Outstanding = 71.7 billion
luferreira@csn.com.br www.csn.com.br	Market Capitalization: R$14.3 billion
Prices as of 03/08/2004

NET INCOME SURPASSES R$ 1 BI AND EBITDA SURPASSES US$1 BI IN 2003

São Paulo, Brazil, March 9, 2004 – Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announces today its fourth quarter results (4Q03) as well as its 2003 full-year results, in accordance with the Brazilian Corporate Law and denominated in Reais. The comments included in this press release, unless otherwise stated, refer to consolidated results and comparisons are to the fourth quarter 2002 (4Q02) and to 2002 year-end. The real/US dollar exchange rate on December 31, 2003 was R$2.8892.

Message from Benjamin Steinbruch, CEO and Chairman

We are pleased to announce CSN’s excellent results achieved in 2003. Thanks to its team’s commitment and professionalism, CSN registered important achievements in 2003. CSN Paraná launched two innovative products - Galvalume and pre-painted steel – that supply a promising market segment, due to their high quality and usage level. In the distribution sector, the company got a stronger market position, through its partners and INAL, which is currently the largest Brazilian flat steel distributor, operating all over the country. Once more, we showed a record crude steel production as a result of our technical and technological efficiency, which secures to CSN state of the art product quality and the lowest production cost in the world.

Outside of Brazil, the conclusion of the acquisitions of CSN LLC (USA) and of 50% of Lusosider (Portugal) strengthen our global company status and represent important steps towards the company’s internationalization.

For all these reasons, performance of our shares in 2003, both in Brazil and abroad, was excellent and has the fundamentals to maintain the upward trend in 2004. We started 2004 with renewed optimism. The promptness implemented in our processes give us confidence that we can obtain better results than last year. We have structured our actions to better capture value in this moment of world steel demand growth and thus ensure the success of our investments.

As of 2004, our challenge will be to fully participate in the mining business. The large investment to be made in Mineração Casa de Pedra will provide an increase in its installed capacity, which will reach 40 million tons/year. Resulting from growing demand, the competition for the ore that exceeds our steel production needs shall exponentially rise. And we are concentrating efforts to meet such demand in the best way possible.

Consolidated Highlights

	4 Q		2003			Year to date
	2003	2002	Var.%	3 Q	Var.%	2003	2002	Var.%
Crude Steel Production	1,350	1,318	2	1,360	(1)	5,318	5,107	4
Sales Volume (000 tons)	1,466	1,304	12	1,320	11	5,000	4,970	1
Domestic Market	897	800	12	654	37	3,035	3,343	(9)
Export Market	569	504	13	666	(15)	1,965	1,627	21
Net Revenues (steel products) (R$/t)	1,282	1,229	4	1,266	1	1,305	965	35

Financial Data (R$ million)

Net Revenue	2,022	1,700	19	1,782	14	6,977	5,165	35
Gross Profit	806	904	(11)	768	5	3,140	2,417	30
EBITDA1	732	937	(22)	747	(2)	3,002	2,276	32
Net income (loss)	315	380	(17)	203	55	1,031	(195)	-

Net Debt R$ MM	Dec/03	Sep/03	Dec/02
	4,908	5,483	4,871

EBITDA Reconciliation to Operating Income
	4Q		2003	Year to date
	2003	2002	3Q	2003	2004
EBITDA	732	937	747	3,002	2,276
Depreciation	(204)	(147)	(191)	(690)	(546)
Other operating expenses	(201)	(139)	(22)	(229)	(235)
Operating income before Fin. and equity	327	651	534	2,083	1,495

Record Production and Full Capacity

  Production

In 4Q03, crude steel output reached 1.4 million tons, while rolled finished product volume stood at 1.2 million tons, representing an increase of 2% for crude steel, compared to the same period of 2002.

In 2003, crude steel production amounted to 5,318 thousand tons, a 4% increase over last year’s production due to better operating performance of the revamped equipment (BF-3 and HSM-2). Another highlight of the year was the operating performance of Presidente Vargas Mill, which registered an average productivity growth of 7% over 2002, reaching 946 tons/man/year.

  Production Costs (Parent Company)

In 4Q03, total production costs were 38% higher, mostly due to hot rolled coil purchases (to supply CSN Paraná and our coated products customers) and higher prices of purchased coke and scrap. Another important reason was an increase in depreciation resulting from asset revaluations held in April 2003.

Total Production Costs

In addition to the above mentioned items, the increase of zinc costs caused by a larger production of galvanized products impacted the year-over-year comparison. It is also important to mention the impact resulting from the transfer of expenses previously treated as administrative expenses to production costs, as well as the increase of personnel expenses due to the wage adjustment, which was 9.55% in 2002, increasing to more than 18% in 2003 and tariffs increase.

In the breakdown for 4Q03 production costs, we highlight that coal/coke accounted for 24% of total costs compared to 26% in 4Q02. Dollar denominated or dollar linked materials accounted for 36% of cash costs in 4Q03, while in 4Q02 it was 38%.

Net Revenue increased 35% y-o-y

Sales volume of finished products and slabs amounted to 1.5 million tons in the quarter, a 12% increase compared to the same period last year. In the domestic market, sales rose 12%, representing 61% of 4Q03 sales. In the same comparison, export sales were 13% higher.

Consolidated net revenue grew 19%, totaling R$2,022 million, reflecting the higher sales volume and increase in average prices obtained both in domestic and external markets, as well as the consolidation of CSN LLC and Lusosider in the Company’s results. Additionally, the improvement of the product mix was a positive contribution from diversifying sales and clients.

For 2003, net revenue had a substantial growth of 35%. Domestic sales constituted 66% of total net revenues, against 69% in 2002. Annual sales volume was 5 million ons, fairly stable (+1%), registering a 21% growth in export sales, which offset the 9% reduction in the domestic market caused by a lower economic activity level in Brazil and the lower pricing practices of competitors during part of the year.

Export highlights came from the Asian market, representing 60% of our exports, significantly higher due to a stronger demand from the Chinese market that increased its imports 55% compared to 2002. The European market was responsible for 17% of the exports and the Latin American market, for 14%. The North American market represented only 6% of exports sales, due to antidumping and countervailing duties as well as import barriers imposed by the “Section 201-safeguard measures” (imposition of tariffs or quotes on imported steel products), which were cancelled by the US Government in December 2003.

Gross Profit and EBITDA reached R$3 billion

  Gross Profit

Gross profit in 4Q03 decreased R$98 million due to higher costs per ton, as noted in ‘Production Costs’. Likewise, gross margin was 13 percentage points (p.p.) lower, decreasing to 40% in 4Q03.

For the same reason in the full year, although gross profit increased 30% to R$3,140 million, gross margin decreased from 47% in 2002 to 45% in 2003.

  Operational Results

In 2003, operational results were R$2,083 million, a R$588 million increase, driven by a higher gross profit, partially offset by higher sales expenses, as a consequence of higher transportation costs resulting from both high contracted freight prices and from the 13% growth in exports. In the 4Q03, the R$324 million reduction is again due to lower gross profit and higher sales expenses.

  EBITDA

Notwithstanding higher production costs, weak internal demand and the impact of the real appreciation on export sales, CSN maintained its consolidated EBITDA margin (EBITDA divided by net revenues) at 43%. EBITDA reached a record level of R$3,002 million, 32% over 2002 EBITDA of R$2,276 million.

4Q03 EBITDA was 22% lower when compared to 4Q02, totaling R$732 million. Such reduction, in spite of the sales volume increase, is mostly explained by a non-recurrent effect resulting from changes of accounts for provisioning MAE receivables in 4Q02. EBITDA margin fell from 55% to 36%.

Financial Results were less than R$1 billion

Financial results (which include financial revenues and expenses as well as net exchange and monetary variation, but exclude amortization of deferred exchange losses) totaled an expense of R$102 million in the quarter, compared to an expense of R$31 million registered in the same period 2002. Such increase in financial expenses resulted from the non-recurrence of the exchange variation’s positive impact on CSN’s foreign indebtedness in the quarter, given that the Company had a lower hedge volume in 4Q02. This amount does not include fiscal fines of R$243 million, related to the income tax and social contribution (IT/SC) over the previous years results.

The successful rollover of debt maturities during the year, combined with the exchange variation net effect, provided a reduction in the nominal cost of dollar-denominated gross debt, since the Company maintained an exchange hedge strategy, backing its foreign currency financial charges to CDI (Brazilian Interbank Deposit Rate), produced an annual net debt cost of approximately 11% in 2003, or 46% of annualized CDI. These factors substantially reduced financial expenses from R$ 1,616 million in 2002 to R$903 million in 2003.

Deferred Foreign Exchange Impact: In 2003, the Company amortized R$133 million of 2001 foreign exchange deferrals, while in 2002 the total amortization was R$622 million. The Company will amortize the remaining balance of R$103 million in 2004.

Net income higher than R$1billion

As a result of the foregoing, the Company’s consolidated net income in 4Q03 amounted to R$315 million, 17% lower than 4Q02 net income of R$380 million. In the year, net income reached R$ 1 billion, compared to an R$195 million loss in 2002.

Net Debt/EBITDA = 1.6 x

As of December 31, 2003, consolidated net debt was R$4,908 million, R$575 million lower than the September 30, 2003 net indebtedness of R$5,483 million. Such reduction is due to the increase in cash balance and in time deposits, which amounted to R$4 billion, as a result of funds raised during the year, EBITDA of R$732 million in the quarter and R$3,002 in the year, and working capital variation. Compared to the R$4,871 million registered on December 31, 2002, net debt was impacted by the conclusion of the acquisition of CSN, LLC, through the US$175 million loan payment in July 2003. Up until then, this facility was accrued only in US GAAP (General Accounting Principles Accepted in the United States of America).

Gross indebtedness ended the year at R$8,957 million. Compared to September 30, 2003, such amount is approximately R$1.2 billion higher, mostly due to issuances of debentures in the Brazilian market and of 10-year notes in the external market in December 2003.

As previously mentioned, 2003 was marked by an improvement in the Company’s debt profile, with the reduction of net debt costs and short-term indebtedness, which ended the year representing 27% of total debt, compared to 38% at September 30, 2003 and 44% at the end of 2002. The main components of such short-term indebtedness are external trade-related facilities, which comprise 26% of the total, and notes issued in the beginning of 2003, representing 26%. Note that the average life of long term debt increased to 6 years.

Net indebtedness at the end of 2003 was 1.6x EBITDA, which is within the Company’s expectations announced with the 3Q03 results. The Company expects to bring such ratio down to 1-1.5x annualized EBITDA by the end of 2004.

Investments

In 2003, total capital expenditures amounted to R$831 million. In addition to projects related to the maintenance of technological and operating excellence of Presidente Vargas Mill (UPV), the main highlight is the final investments made in the galvanization, galvalume and pre-painted unit in the state of Paraná. This amount includes the impacts of the consolidation of Lusosider and CSN LLC of approximatelly R$310 million and the increase in the stake of Sepetiba Tecon (R$52 million).

Recent Events

  On December 8, 2003, CSN placed an R$400 million debenture issue with three-year maturity at a cost of 107% of CDI. Transaction ratings were A+ (bra) – FITCH, brA – S&P and A3.br – Moody’s. Funds resulting from such transaction will be spent in strenghtening the company’s cash position in order to enable the development of its activities and strengthen CSN’s liquidity. The transaction recorded the reopening of the Brazilian debentures market since this was the first issue performed by a private company that was fully placed with institutional investors in the near past. On December 19, 2003, CSN issued additional R$500 million, in two series, the first tranche of R$250 million at 106.5% of CDI with three-year maturity and the other, also of R$250 million, at IGPM (General Price Index) +10% and a five-year maturity. The reasons for the second issue are the same as the prior transaction.

  On December 16, 2003, CSN issued, through its subsidiary CSN Islands VIII Corp, US$350 million in 10-year Notes, guaranteed by CSN, with annual coupon of 9.75%. Funds raised through this transaction will be used to extend the debt profile and pay down short-term debt. In January 2004, CSN reopened the transaction and issued, through the same subsidiary, other R$200 million in Notes, with the same features and an annual coupon of 9%.

  On January 27, 2004, CSN approved capital expenditures amounting to US$850 million for an approximately 30-month period from the contracting date, aiming at: an increase in the annual productive capacity expansion of Mina Casa de Pedra to 40 million tons (approximately US$300 million of the total amount); the optmization of Porto Sepetiba, to export iron ore (approximatelly US$130 million; the installation of a 6 million tons annual capacity pellet plant approximatelly R$330 million); and the revamping of the Coke Battery # 3 (approximately US$80 million) to achieve self-sufficiency for the current crude steel production capacity.

Outlook

In 2004, CSN expects to grow in the domestic market, following an approximate GDP growth of 3%. As a result, approximately 65% of the company’s sales should be sold in the domestic market, while the other 35% is expected to be exported, based on an expected 10% raise in sales volume. The coated product mix will be improved with the consolidation of operations in external markets and also with the beginning of operations of CSN Paraná. As far as prices are concerned, the international market has been reacting quite fast in this quarter, with increases ranging from 15% to 25%, depending on the region. Such prices are expected to be even higher, making predicted average prices approximately 30% higher than in 2003. In the domestic market, prices were adjusted, in average, by 12% last January, and considering the recent adjustments occurred in international markets, the spread to export prices was reduced, in dollar terms.

They are approximately at the same level of European export prices, in dollars. In terms of costs, coke prices continue to rise, which led CSN to announce the revamping of one of its coke batteries in order to achieve self-sufficiency, which is expected to occur in 2006. Freight and coal prices may be adjusted in 2004 as well. Based on the foregoing, we expect to maintain our consolidated EBITDA margin between 40 and 45%.

As far as financial leverage is concerned, the Company intends to keep working within an interval ranging from 1 to 1.5x consolidated net debt/EBITDA, expecting to be closer to 1x by the end of 2004. The current exchange exposure protection policy will be maintained, making our consolidated net debt cost to be lower than 100% of CDI.

2003 Earnings Announcement

CSN will promote a disclosure event at Casa de Pedra. Seats are limited. Presentations will be transmitted live over the Internet through the Company’s website – www.csn.com.br, Investors section. Replays will be available at the website approximately one hour after the end of the event.

Date: Thursday, March 11, 2004
Time: 12 pm – Eastern time
           2 pm – Brasília time
           5 pm - GBT

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex formed by investments in infrastructure and logistics, that combines, in its operation, captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.8 million tons of crude steel and consolidated gross revenues of R$ 8.3 billion reported in 2003, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, the statements under “Outlook”, the belief that 2004 results will be better than 2003 results, proposed capital expenditures and what they will attain, and the expected ratio at 2004 year-end of net indebtedness to EBITDA. Actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

Five pages of tables follow

INCOME STATEMENT
Consolidated – Corporate Law – In thousands of R$ – Audited

	4Q03	3Q03	4Q02	2002	2003
Gross revenue	2,393,331	2,066,634	1,976,204	6,108,182	8,291,700
Gross revenue deductions	(371,689)	(284,460)	(275,788)	(942,873)	(1,314,275)
Net revenue	2,021,642	1,782,174	1,700,416	5,165,309	6,977,425
Domestic Market	1,348,162	1,033,073	1,041,509	3,587,222	4,625,489
Export Market	673,480	749,102	658,907	1,578,087	2,351,936
Cost of goods sold (COGS)	(1,215,283)	(1,013,827)	(796,494)	(2,747,994)	(3,837,555)
COGS, excluding depreciation	(1,022,786)	(832,226)	(660,636)	(2,243,407)	(3,186,136)
Depreciation allocated to COGS	(192,497)	(181,601)	(135,858)	(504,587)	(651,419)
Gross Profit	806,359	768,347	903,922	2,417,315	3,139,870
Gross Margin (%)	39.9	43.1	53.2	46.8	45.0
Selling expenses	(197,417)	(148,485)	(38,584)	(368,797)	(546,038)
General and administrative expenses	(69,438)	(53,976)	(64,011)	(276,899)	(243,631)
Depreciation allocated to SG&A	(10,967)	(9,141)	(11,042)	(41,317)	(37,778)
Other operating income (expense). Net	(201,483)	(22,346)	(139,141)	(235,505)	(229,213)
Operating income before financial and equity interest	327,054	534,399	651,144	1,494,797	2,083,210
Net financial result	(376,733)	(275,100)	(93,427)	(2,238,023)	(1,035,657)
Financial expenses	(500,455)	(196,122)	(62,951)	(667,175)	(1,031,814)
Financial income	69,780	53,731	(474,836)	1,603,477	(785,579)
Monetary and foreign exchange loss	85,326	(99,917)	507,212	(2,552,333)	914,744
Defferral of foreign exchange loss	(31,384)	(32,792)	(62,852)	(621,992)	(133,008)
Equity interest in subsidiaries	(33,648)	23,684	(19,596)	(36,644)	936
Operating Income (loss)	(83,327)	282,983	538,121	(779,870)	1,048,489
Non-operating income (expenes) Net	49,779	(9,992)	(4,289)	(14,781)	29,982
Income Before Income and Social Contribution Taxes	(33,548)	272,991	533,832	(794,651)	1,078,471
(Provision)/Credit for income tax	316,208	(51,484)	(92,481)	465,021	6,453
(Provision)/Credit for social contribution	32,368	(18,464)	(61,669)	134,949	(53,911)

Net income (Loss)	315,028	203,043	379,682	(194,681)	1,031,013

EBITDA	732,001	747,487	937,185	2,276,206	3,001,620
EBITDA margin (%)	36.2	41.9	55.1	44.1	43.0

* Amounts differ from previously disclosed financial statements due to the segregation of the effect of foreign exchange loss deferrals. For a breakdown of these amounts, see Note 22 of the financial statements.
EBITDA = Gross profit less selling, general and administrative expenses, provision for profit sharing, depreciation, amortization and depletion.

INCOME STATEMENT
Parent Company – Corporate Law – In thousands of R$ - Audited

	4Q03	3Q03	4Q02	2002	2003
Gross revenue	1,989,773	1,791,743	1,723,755	5,405,645	7,283,930
Gross revenue deductions	(318,085)	(236,343)	(228,883)	(796,810)	(1,113,726)
Net revenue	1,671,688	1,555,400	1,494,872	4,608,835	6,170,204
Domestic Market	1,223,002	926,463	947,158	3,246,393	4,345,276
Export Market	448,686	628,937	547,714	1,362,442	1,824,928
Cost of goods sold (COGS)	(972,897)	(911,096)	(737,528)	(2,503,088)	(3,439,429)
COGS, excluding depreciation	(799,279)	(739,621)	(605,582)	(2,013,598)	(2,829,607)
Depreciation allocated to COGS	(173,618)	(171,475)	(131,946)	(489,490)	(609,822)
Gross Profit	698,791	644,304	757,344	2,105,747	2,730,775
Gross Margin (%)	41.8	41.4	50.7	45.7	44.3
Selling expenses	(85,372)	(68,070)	(50,425)	(199,105)	(246,329)
General and administrative expenses	(50,670)	(45,710)	(55,285)	(245,852)	(199,717)
Depreciation allocated to SG&A	(5,246)	(6,448)	(8,615)	(34,176)	(25,312)
Other operating income (expense). Net	(140,537)	(19,792)	(129,170)	(217,872)	(159,429)
Operating income before financial and equity interest	416,966	504,284	513,849	1,408,742	2,099,988
Net financial result	(529,400)	(415,374)	63,005	(3,021,445)	(1,068,661)
Financial expenses	(503,006)	(229,932)	(99,015)	(805,926)	(1,093,779)
Financial income	(59,738)	(15,560)	(472,548)	1,548,442	(1,057,934)
Monetary and foreign exchange loss	64,061	(137,758)	696,751	(3,144,639)	1,213,391
Defferral of foreign exchange loss	(30,717)	(32,124)	(62,183)	(619,322)	(130,339)
Equity interest in subsidiaries	10,789	171,245	(94,618)	785,014	5,473
Operating Income (loss)	(101,645)	260,155	482,236	(827,689)	1,036,800
Non-operating income (expenes. Net	49,246	(10,182)	(7,358)	(18,973)	26,905
Income Before Income and Social Contribution Taxes	(52,399)	249,973	474,878	(846,662)	1,063,705
(Provision)/Credit for income tax	338,123	(42,735)	(85,087)	465,563	37,596
(Provision)/Credit for social contribution	40,251	(15,391)	(31,641)	162,484	(42,463)
Net income (Loss)	325,975	191,847	358,150	(218,615)	1,058,838
EBITDA	736,367	701,999	783,580	2,150,280	2,894,551
EBITDA Margin (%)	44.0	45.1	52.4	46.7	46.9

Additional Information

Interest on Own Capital - Proposed	717,300		293,482	343,482	717,300

Dividends - proposed / decided

Number of Shares - thousands	71,729,261	71,729,261	71,729,261	71,729,261	71,729,261

Earnings (Loss) per 1,000 shares - R$	4.54	2.67	4.99	(3.05)	14.76

* Amounts differ from previously disclosed financial statements due to the segregation of the effect of foreign exchange loss deferrals. For a breakdown of these amounts, see Note 22 of the financial statements.

BALANCE SHEET
Corporate Law – thoushands of R$ – Audited

	Parent Company		Consolidated
	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002
Current Assets	5,507,669	4,257,340	6,775,380	4,030,619
Cash and marketable securities	2,193,171	1,282,177	3,879,672	1,618,246
Trade accounts receivable	1,740,091	1,715,375	1,114,111	1,241,466
Inventory	642,435	484,911	891,807	574,250
Other	931,972	774,877	889,790	596,657
Long-term assets	3,162,132	1,597,714	1,964,670	1,600,929
Permanent asstes	15,640,981	11,457,326	13,782,155	9,606,228
Investiments	2,879,772	2,853,039	241,783	134,821
PP&E	12,430,298	8,194,064	13,134,055	8,975,706
Deffered	330,911	410,223	406,317	495,701

Total Assets	24,310,782	17,312,380	22,522,205	15,237,776

Current Liabilities	4,551,745	3,443,414	4,542,518	4,532,184
Loans and financing	2,368,487	1,791,658	2,386,771	2,880,039
Dividends Payable	717,608	293,847	717,608	293,847
Other	1,465,650	1,357,909	1,438,139	1,358,298
Long-term liabilities	12,316,105	8,960,737	10,553,809	5,810,400
Loans and financing	7,446,565	5,769,808	6,570,642	3,709,570
Deffered income and social contribution taxes	2,422,146	1,252,126	2,460,007	1,253,033
Other	2,447,394	1,938,803	1,523,160	847,797
Shareholders' Equity			6,496
Capital	7,442,932	4,908,229	7,419,382	4,895,192
Capital reserve	1,680,947	1,680,947	1,680,947	1,680,947
Revaluation reserve	17,319	10,485	17,319	10,485
Revenue reserve	5,008,072	2,514,209	5,008,072	2,514,209
Retained earnings	736,594	702,588	713,044	689,551

Total liabilites and shareholders' equity	24,310,782	17,312,380	22,522,205	15,237,776

EXCHANGE RATE
In R$/US$

	4Q02	1Q03	2Q03	3Q03	4Q03
End of Period	3.5333	3.3531	2.872	2.9234	2.8892

% change	-9.3	-5.1	-14.35	1.8	-1.2
Acumulated (%)	52.3	-5.1	-18.7	-17.3	-18.2

SALES VOLUME
Consolidated – thousand of tons

	4Q03	3Q03	4Q02	2002	2003

DOMESTIC MARKET	897	654	800	3,343	3,035

Hot rolled	340	214	258	1,222	1,081
Cold rolled	184	152	194	778	671
Galvanized	164	122	146	626	558
Tim mill products	185	152	192	673	656
Slabs	24	14	10	44	69

EXPORT MARKET	569	666	504	1,627	1,965

Hot rolled	216	278	205	485	750
Cold rolled	40	51	60	138	138
Galvanized	149	107	103	196	329
Tim mill products	90	120	99	345	387
Slabs	74	110	37	463	361

TOTAL	1,466	1,320	1,304	4,970	5,000

Hot rolled	556	492	463	1,707	1,831
Cold rolled	224	203	254	916	809
Galvanized	313	229	249	822	887
Tim mill products	275	272	291	1,018	1,043
Slabs	98	124	47	507	430

SALES VOLUME
Parent Company – thousands of tons

	4Q03	3Q03	4Q02	2002	2003

DOMESTIC MARKET	873	627	776	3,237	3,069

Hot rolled	340	203	252	1,187	1,096
Cold rolled	172	153	201	801	694
Galvanized	156	118	129	540	564
Tim mill products	180	139	185	664	647
Slabs	25	14	9	45	68

EXPORT MARKET	475	645	476	1,562	1,824

Hot rolled	247	297	203	482	799
Cold rolled	25	43	49	94	98
Galvanized	52	84	90	182	208
Tim mill products	76	111	96	341	363
Slabs	75	110	38	463	356

TOTAL	1,348	1,272	1,252	4,799	4,893

Hot rolled	587	500	455	1,669	1,895
Cold rolled	197	196	250	895	792
Galvanized	208	202	219	722	772
Tim mill products	256	250	281	1,005	1,010
Slabs	100	124	47	508	424

NET SALES PER UNIT
Consolidated – In R$/ton

	4Q03	3Q03	4Q02	2002	2003

TOTAL	1,282	1,266	1,229	965	1,305

Hot rolled	979	959	936	736	995
Cold rolled	1,232	1,309	1,150	924	1,282
Galvanized	1,519	1,564	1,547	1,302	1,592
Tim mill products	1,857	1,790	1,584	1,346	1,845
Slabs	736	710	680	494	767

NET SALES PER UNIT
Parent Company – In R$/ton

	4Q03	3Q03	4Q02	2002	2003

TOTAL	1,236	1,152	1,135	908	1,187

Hot rolled	894	875	862	698	906
Cold rolled	1,130	1,161	1,040	857	1,143
Galvanized	1,511	1,468	1,404	1,231	1,523
Tim mill products	1,719	1,702	1,542	1,304	1,705
Slabs	660	619	611	451	669

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.